Mail Stop 4720

January 12, 2010

Mr. Kenneth S. Booth
Chief Financial Officer
Credit Acceptance Corporation
25505 West Twelve Mile Road
Southfield, Michigan 48034-8339

Re: Credit Acceptance Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the Period Ended September 30, 2009
File No. 0-20202

Dear Mr. Booth:

We have reviewed your response letter dated December 23, 2009 as well as your Form 10-Q for the period ended September 30, 2009 and have the following additional comment.

Form 10-Q for the Period Ended September 30, 2009

Management's Discussion and Analysis

1.   We note your response to comment 2 of our letter dated December 1, 2009 regarding the change in revenue recognition methodology for your VSC Re premiums earned. You state that prior to the third quarter you used an average of the pro rata and Rule of 78 methods to recognize premium revenue. During the third quarter, you concluded that your revenue recognition did not accurately match the timing of your expected costs of servicing. As such, you changed your method to better match the timing of your revenue recognition with your expected costs of servicing, which resulted in an increase of $3.5 million in revenues based on the acceleration of the recognition timing. You also state that the change in recognition timing applied to all of your premiums in force. Please address the following regarding your response:

   a) Please specifically identify each of the pools of contracts and how they were grouped (original contract period, etc).

   b) Please tell us specifically what period (in number of months/years) you are amortizing each pool of contracts. For each pool, please identify what the previous amortization period was and discuss the extent to which the recognition timing was accelerated or decelerated for individual pools.

   c) Tell us whether, as part of your change in recognition method, you stratified your pools into smaller or different subsets. If so, please explain the extent of such changes, the nature of this stratification, and the characteristics by which they were stratified.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your response to our comments, including drafts of intended revisions to disclosures in future filings and that provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments. You may contact me at 202-551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief